Secure Digital, Inc.

2 Glenwood Lane

Huntington New York, 11743

January 9, 2013

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F Street N.E.

Washington D.C. 20002

USA

Attention: Ryan Houseal

Re:

Request for acceleration of the effective date of the Registration Statement on Form S1/A of Secure Digital, Inc. Filed January 8, 2013;

Pursuant to Rule 461of the Securities Act of 1933, as amended the undersigned hereby requests  that the Form S1/A Registration Statement of Secure Digital, Inc. be declared effective on Friday January 11, 2013, at 4:00 PM  EST or on such earlier or later date as the Commission acting pursuant to Rule 461 shall determine.

 Secure Digital, Inc. acknowledges that

• should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1/A effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1/A;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1/A; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

.

Yours truly,

/s/ Peter Hodyno

Peter Hodyno

Director, President